Exhibit 99.1

#410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9 Canada
Telephone: (604) 694-0021
Facsimile: (604) 694-0063
Website: www.petaquilla.com

NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

to be held on January 31, 2011

and

MANAGEMENT INFORMATION CIRCULAR

December 29, 2010

December 29, 2010

Dear Shareholder:

It is my pleasure to invite you to attend the special meeting of shareholders (the “Meeting”) to be held on January 31, 2011, at 10:00 a.m., Vancouver time, at the offices of Petaquilla Minerals Ltd. (the “Company”), Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada. If you are unable to attend this meeting in person, please complete, date, sign and return the enclosed form of proxy to ensure that your vote is counted.

If the resolutions approving the private placement of subscription receipts are passed the funds raised will be used to pay out the Company’s remaining secured notes and convertible secured notes debt. As of today’s date, the outstanding principal balance of secured notes and convertible secured notes is US$30,853,812.41with accrued interest of US$1,413,276.02, the entire sum bearing interest at the rate of 17% per annum.

The Company’s Board and Management believe that having the funds available for this purpose will eliminate the uncertainty related to the Company’s ability to repay this obligation and any potential negative effects this may have on the Company’s value.

The Notice of Special Meeting, Management Information and Proxy Circular and Form of Proxy for the Meeting are enclosed. These documents contain important information and I encourage you to read them carefully. You are being asked to consider and approve a private placement of subscription receipts by the Company, the principal terms of which are described in the enclosed Management Information Circular. Should you have any questions regarding information contained in the enclosed documents or require any assistance in completing your proxy, please contact Kingsdale Shareholder Services Inc., our proxy solicitation and information agent, toll free at 1-866-581-0510 or by email at contactus@kingsdaleshareholder.com. Shareholders outside of North America, banks and brokers should call collect at (416) 867-2272.

The Company requires approval of the private placement of subscription receipts by a majority of the votes cast by its shareholders. If majority approval is not obtained, the Company will default on its obligations to its noteholders.

The Company’s Board of Directors and Management strongly urge you to vote FOR the resolution approving this private placement of subscription receipts.

Yours truly,

PETAQUILLA MINERALS LTD.

“Richard Fifer”
Richard Fifer
Executive Chairman

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, BC V6B 4M9 Canada

Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the offices of Petaquilla Minerals Ltd., Suite 410, 475 West Georgia Street, Vancouver, BC, Canada, on Monday, January 31, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To consider and, if thought fit, to approve an ordinary resolution authorizing the Company to complete the private placement of subscription receipts, as described in the information circular accompanying this notice, including the issuance of and payment by the Company of:

(a)

16,000,000 common shares in the capital of the Company and 16,000,000 common share purchase warrants, with each common share purchase warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates, to subscribers of the 16,000,000 subscription receipts, at no additional consideration;

(b)

800,000 finder options as compensation to the Finders with the finder options entitling the holders to acquire an aggregate of 800,000 units at $1.00 Canadian per unit, whereby the units are convertible to 800,000 common shares in the capital of the Company and 800,000 common share purchase warrants, with each warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates; and

(c)	$800,000 Canadian dollars as cash compensation to the Finders for introducing subscribers to the Company.

2.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Special Meeting (the “Meeting”) and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1780 – 400 Burrard Street, Vancouver, BC Canada V6C 3A6, during normal business hours up to January 31, 2011, being the date of the Meeting, and at the Meeting.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

The directors of the Company fixed the close of business on December 29, 2010, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 29th day of December, 2010.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer
Director and Chairman of the Board

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	2
APPOINTMENT OF PROXIES	2
ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES	3
REVOCATION OF PROXIES	4
EXERCISE OF DISCRETION	4
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Private Placement Offering	6
Recommendation of Management and the Board of Directors	7
Use of Proceeds	7
Other Matters	8
DILUTION OF CURRENT SHAREHOLDERS	8
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	9
MANAGEMENT CONTRACTS	10
ADDITIONAL INFORMATION	10
BOARD APPROVAL	10
CERTIFICATE	10
SCHEDULE “A” – PRIVATE PLACEMENT RESOLUTIONS

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

MANAGEMENT INFORMATION CIRCULAR
(all information as at December 29, 2010, unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Petaquilla Minerals Ltd. (the “Company”) for use at the Special Meeting of the holders (“Shareholders”) of common shares in the capital of the Company (the “Common Shares”) to be held on Monday, January 31, 2011, at Suite 410, 475 West Georgia Street, Vancouver, BC, Canada, at 10:00 a.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company or by the Company’s proxy solicitation agent, Kingsdale Shareholder Services Inc. (“Kingsdale”). Shareholders may contact Kingsdale toll free at 1-866-581-0510 or by email at contactus@kingsdaleshareholder.com. Shareholders outside of North America, banks and brokers should call collect at (416) 867-2272.

All costs of this solicitation will be borne by the Company.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

	(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

	(b)	in the case of a company incorporated under the Act, an incorporator.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting. For general inquiries, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold Common Shares in their own name.
Shareholders who do not hold Common Shares in their own name, referred to in this Circular as “non-registered holders”, should note that only Proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a)

in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depositary, such as CDS Clearing and Depositary Services Inc. (“CDS”), of which the intermediary is a participant.

In accordance with Canadian securities laws, the Company has distributed copies of the Notice of Meeting, this Circular, and the Proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom the Company has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

Or

B.

Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the nonregistered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance. If you require further assistance, please contact Kingsdale Shareholder Services Inc. toll free at 1-866-581-0510 or by email at contactus@kingsdaleshareholder.com. Shareholders outside of North America, banks and brokers should call collect at (416) 867-2272.

REVOCATION OF PROXIES

A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4M9, at any time up to and including 4:30 p.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Company in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the approval of the Private Placement offering:

(a)	any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year; and

(b)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”) and an unlimited number of preference shares without par value. The Common Shares are the only shares issued by the Company. As at the date hereof, the Company has issued and outstanding 140,042,451 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of and vote at the Meeting is at the close of business on December 29, 2010, (the “Record Date”). In accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), the Company will prepare a list of holders of Common Shares on such Record Date. Each holder of Common Shares named on the list will be entitled to one vote for each Common Share held shown opposite his or her name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person, or corporation, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying ten percent (10%) or more of the voting rights attached to voting securities of the Company as of the Record Date.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company, the only matter to be dealt with at the Meeting is the approval of the Private Placement offering. If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

Private Placement Offering

In news release dated November 24, 2010, the Company announced a non-brokered private placement of 30,000,000 units at a price of $1.00 Canadian per unit for gross proceeds in the amount of $30,000,000 Canadian. Each unit consisted of one common share and one share purchase warrant, whereby each warrant would entitle the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 Canadian per share. In addition, finders’ fees in the form of 5% cash and finders’ options equal to 5% of the number of units issued in the placement were to be paid in connection with the private placement with each finder’s option entitling the holder to acquire one unit at a price of $1.00 Canadian per unit for a period of three years from closing of the private placement.

In subsequent news release dated December 21, 2010, the Company announced that it had increased its non-brokered private placement offering to $32,000,000 Canadian. The full amount of the proceeds of the private placement in combination with available capital is to be used to redeem 100% of the Company’s remaining secured notes balance.

The amended offering consists of 16,000,000 units (each a “Unit”) at a price of $1.00 Canadian per Unit, and 16,000,000 subscription receipts (each a “Subscription Receipt”) at $1.00 Canadian per Subscription Receipt. All securities purchased under the private placement will be subject to a four-month plus one day hold period.

Finders’ fees in the form of 5% cash and finders options equal to 5% of the number of Units and Subscription Receipts, if approved, as issued in the placement will be paid in connection with the private placement. Each finder’s option will entitle the holder to acquire one Unit at a price of $1.00 Canadian per Unit for a period of three years from closing of the private placement.

Each Unit will consist of one common share of the Company (each a “Common Share”) and one common share purchase warrant (each a “Warrant”) entitling the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 Canadian per share. The Warrants contain an expiry acceleration provision that if the common shares of the Company trade at a weighted average trading price equal to or greater than $2.00 Canadian per share for 30 consecutive trading days, the Company is entitled to provide written notice to the warrant holders advising that the Warrants will expire on a date that is not less than 30 days from the date of such notice.

The private placement offering with respect to Units has received conditional approval from the Toronto Stock Exchange (the “TSX”) and is not the subject of shareholder approval. The private placement offering with respect to Subscription Receipts has also received conditional approval from the TSX but may only be completed by the Company if shareholder approval is obtained on or before February 8, 2011, whereupon each Subscription Receipt will automatically be converted into one Unit for no additional consideration.

Shareholder approval of the Subscription Receipts offering is required because the aggregate number of securities issuable in the Private Placement offering, including the Subscription Receipts offering, exceeds 25% of the Company’s current issued and outstanding shares. Pursuant to the policies of the TSX, shareholder approval is required for all issuances of securities in excess of 25% of a listed company’s issued and outstanding share capital. Accordingly, the issuance of the securities underlying the Subscription Receipts and the associated finders’ fees and finders’ options are subject to shareholder approval, excluding the votes of any shares acquired in the private placement of Units.

On a non-diluted basis, the Company presently has 140,042,451 common shares outstanding and is seeking to issue and reserve for issuance an aggregate of 48% of the outstanding common shares of the Company or 67,200,000 securities comprised of 33,600,000 common shares and 33,600,000 common share purchase warrants pursuant to the private placement.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

No insiders of the Company are participating in the aforementioned private placement transaction and the private placement will not materially affect control of the Company.

Each Subscription Receipt will, upon receipt on or before February 8, 2011, of shareholder approval of the Subscription Receipt offering, be converted into one Unit for no additional consideration. Computershare Trust Company of Canada has been appointed as escrow holder of the proceeds of the offering of Subscription Receipts. If shareholder approval of the Subscription Receipts offering is obtained on or before February 8, 2011, such proceeds will be remitted to the Company and the Company will within three business days cause the share and warrant certificates in an amount equal to the number of Subscription Receipts held to be issued to the holders of Subscription Receipts for no additional consideration. If shareholder approval of the Subscription Receipts offering is not obtained on or before February 8, 2011, the Subscription Receipts will be deemed to have been repurchased by the Company for $1.00 per Subscription Receipt, and Computershare Trust Company of Canada as escrow agent will pay to each holder of Subscription Receipts within three business days the sum of $1.00 per Subscription Receipt, with any shortfall in escrow proceeds to be funded by the Company.

The Company’s shareholders will be asked at the Meeting to consider, and if thought fit, to approve the Private Placement Resolutions, the full text of which is shown in Schedule “A” attached hereto.

Recommendation of Management and the Board of Directors

The Company’s Management and the Board of Directors strongly recommend that shareholders vote IN FAVOUR OF the Private Placement Resolutions.

Use of Proceeds

The Company intends to use the net proceeds from the Private Placement offering, including the offering of Subscription Receipts, to pay out the remaining balance of senior note debt owed by the Company. As of the date of this information circular, the outstanding principal balance of secured notes and convertible secured notes is US$30,853,812.41with accrued interest of US$1,413,276.02, the entire sum bearing interest at the rate of 17% per annum. Management of the Company believes the cash flow required to service the secured and convertible secured notes is inhibiting the Company’s ability to carry out its business plan, and can be better used to continue and expand production at the Molejon gold mine and to continue to explore for additional resources at the Company’s Oro del Norte concession in Central Panama.

If shareholders do not approve the private placement of subscription receipts, the proceeds from the issuance of the subscription receipts will be returned to the subscribers and the Company will not receive any of the proceeds from the subscription receipts. The Company will have insufficient funds to pay off the entire balance of secured and convertible secured notes, a portion of which will remain outstanding.

If shareholders approve the private placement of subscription receipts on or before February 8, 2011, the Company will receive the net proceeds of the Subscription Receipts offering of $16,000,000. The Company will have sufficient funds, together with working capital, to pay off the entire balance of secured and convertible secured notes outstanding. The Company may also receive additional proceeds of $24,360,000 if all Warrants issuable in connection with the Subscription Receipts offering are exercised in accordance with the terms thereof.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

Other Matters

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DILUTION OF CURRENT SHAREHOLDERS

Approval of the Private Placement Resolutions will result in substantial dilution to the current shareholders of the Company. As at the date hereof, the Company has 140,042,451 common shares issued and outstanding.

Upon closing of the Units offering, 16,000,000 Common Shares and 16,000,000 Warrants will be issued to subscribers for the Units. A further 800,000 Common Shares and 800,000 Warrants, the securities which underlay the finders’ options that relate to the purchase of Units, will be reserved for issuance.

Upon shareholder approval of the issuance of the securities that underlay the Subscription Receipts, 16,000,000 Common Shares and 16,000,000 Warrants will be issued to the subscribers of the Subscription Receipts. A further 800,000 Common Shares and 800,000 Warrants, the securities which underlay the finders’ options that relate to the purchase of Subscription Receipts, will be reserved for issuance.

The following table shows the dilutive effect to the current shareholders of the Company:

	Percentage of Class Owned by Current Shareholders (1)	Percentage of Class Owned by Subscribers/Finders of Units	Percentage of Class Owned by Subscribers/Finders of Subscription Receipts
Prior to Private Placement of Units and Subscription Receipts	100%	0%	0%
Following Issuance of Common Shares underlying Units	89.7464%	10.2536%	0%
Following Issuance of Common Shares upon Exercise of Warrants underlying Units	81.3999%	18.6001%	0%
Following Issuance of Common Shares underlying Finder Options related to Units	81.0232%	18.9768%	0%
Following Issuance of Common Shares upon Exercise of Warrants underlying Finder	80.6499%	19.3501%	0%
Options related to Units Following Issuance of Common Shares underlying Subscription Receipts	73.8455%	17.7176%	8.4369%

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

Following Issuance of Common Shares upon Exercise of Warrants underlying Subscription Receipts	68.1000%	16.3390%	15.5610%
Following Issuance of Common Shares underlying Finder Options related to Subscription Receipts	67.8361%	16.2577%	15.8882%
Following Issuance of Common Shares upon Exercise of Warrants underlying Finder Options related to Subscription Receipts	67.5742%	16.2129%	16.2129%
(1)	Does not consider the effect of common shares issued pursuant to the exercise or conversion of currently outstanding options, warrants, notes or other securities convertible into common shares

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insiders of the Company are participating in the aforementioned private placement transaction and the private placement will not materially affect control of the Company.

Except as disclosed herein, no informed person of the Company, or any associate or affiliate of an informed person, has any material interest, direct or indirect, in the aforementioned private placement transaction.

The following table sets out the names of each Company director, each member of management and the number of Common Shares of the Company owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name	Position	Beneficial Ownership or Control Over Voting Shares
Raul Ferrer	Director	nil
Richard Fifer	Director, Executive Chairman	4,190,783
David Kaplan	Director, Corporate Secretary	nil
David Levy	Director	nil
Joao Manuel	Chief Executive Officer	nil
Rodrigo Esquivel	President	nil
Lazaro Rodriguez	Chief Operating Officer	nil
Ezequiel Sirotinsky	Chief Financial Officer	nil

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website under the Company’s profile at www.sedar.com. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis.

Copies of the Company’s 2010 Annual Information Form on Form 20-F containing the Company’s consolidated financial statements for its year ended May 31, 2010, may be obtained free of charge by writing to the Company at 475 West Georgia Street, Suite 410, Vancouver, British Columbia Canada V6B 4M9, or may be accessed under the Company’s profile on the SEDAR website at www.sedar.com. The Company’s consolidated financial statements can also be obtained from the Company’s website at www.petaquilla.com.

BOARD APPROVAL

The contents of this Circular and the sending thereof have been approved in by the directors of the Company as of the 29th day of December, 2010.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD Petaquilla Minerals Ltd. “Richard Fifer” Richard Fifer Director and Chairman of the Board

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

SCHEDULE “A” – TEXT OF THE PRIVATE PLACEMENT OFFERING RESOLUTION TO BE PASSED AT THE MEETING

“BE IT RESOLVED BY AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY THAT:

1.

Petaquilla Minerals Ltd. (the “Company”) be and is hereby authorized to complete the private placement of subscription receipts, as described in the information circular dated December 29, 2010 of the Company, including the issuance of and payment by the Company of:

(a)

16,000,000 common shares in the capital of the Company and 16,000,000 common share purchase warrants, with each common share purchase warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates, to subscribers of the 16,000,000 subscription receipts, at no additional consideration;

(b)

800,000 finder options as compensation to the Finders with the finder options entitling the holders to acquire an aggregate of 800,000 units at $1.00 Canadian per unit, whereby the units are convertible to 800,000 common shares in the capital of the Company and 800,000 common share purchase warrants, with each warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates; and

(c)	$800,000 Canadian dollars as cash compensation to the Finders for introducing subscribers to the Company.

2.

any one or more of a group comprised of the directors and officers of the Company is authorized to do all acts and things, to execute under the common seal of the Company or otherwise and to deliver all agreements, documents and instructions, to give all notices and to deliver, file and distribute all documents and information which such director or officer, as the case may be, determines to be necessary or desirable in connection with or to give effect to and carry out this resolution.

THE FOREGOING RESOLUTIONS MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST BY SHAREHOLDERS OF THE COMPANY WHO VOTE IN PERSON OR BY PROXY AT THE MEETING

MANAGEMENT AND THE DIRECTORS OF THE COMPANY BELIEVE THE PASSING OF THE FOREGOING RESOLUTIONS ARE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMEND THAT THE COMPANY’S SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS.

If you have any questions or require assistance completing the Form of Proxy, please call
Kingsdale Shareholder Services at 1-866-581-0510.

Any questions and requests for assistance may be
directed to the Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-0510

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272